Exhibit 99.1

TJGC Group Limited Announces Resumption of Trading on Nasdaq

HONG KONG, June 03, 2026 (GLOBE NEWSWIRE) -- TJGC Group Limited (Nasdaq: TJGC) (the “Company”) today announced that The Nasdaq Stock Market LLC (“Nasdaq”) has advised the Company that trading in its ordinary shares, which was halted on May 15, 2026 under halt code “T12 — Additional Information Requested by Nasdaq,” will resume at certain time after 10:00 a.m. Eastern Time on June 3, 2026.

The halt was imposed by the Nasdaq Listing Qualifications Department (the “Staff”) under Nasdaq Listing Rule 5250(a) pending the Company’s response to information requests relating to recent trading activity in the Company’s ordinary shares and to the Company’s registered follow-on offering that closed on April 16, 2026 (the “Follow-On Offering”). The Company submitted written responses to the Staff on May 18, 2026 and May 19, 2026. After the Company furnished its Report on Form 6-K dated May 21, 2026 announcing the 1-for-3 reverse stock split of its ordinary shares (the “Reverse Stock Split”), the Staff issued a further information request, to which the Company responded on May 26, 2026. Following its review of the Company’s responses, the Staff has advised the Company that it has no further questions at this time.

Recent trading activity and the Follow-On Offering. Based on its internal review, the Company is not aware of any undisclosed corporate development, material non-public information, or other Company-specific event that would explain the recent trading activity in its ordinary shares. The Company believes the increase in price and volume that began on or around April 15, 2026 most likely reflects publicly available information regarding the Follow-On Offering, including the U.S. Securities and Exchange Commission’s declaration of effectiveness of the Company’s registration statement on Form F-1 and the Company’s announcement of the entry into related securities purchase agreement and closing of the Follow-on Offering.

Rationale for the Reverse Stock Split. The Reverse Stock Split was initiated in response to a minimum bid price deficiency letter received by the Company from the Staff on March 26, 2026 under Nasdaq Listing Rule 5550(a)(2), and its implementation timetable was prepared by U.S. counsel independently of, and unrelated to, the Follow-On Offering or the subsequent trading activity in the Company’s ordinary shares. Although the trading price of the ordinary shares had risen above US$1.00 by the time the Reverse Stock Split was finalized, the Company’s board of directors determined to proceed with the Reverse Stock Split in order to provide durable compliance with the minimum bid price requirement, and to avoid the costs and disruption of having to recommence the same action in the future.

About TJGC Group Limited

TJGC Group Limited, through its subsidiary, Ctrl Media Limited provides integrated marketing and advertising services in Hong Kong. The company offers services to mobile game developers, principally developers of mobile gaming applications that gamers download from the developers’ websites and applicable mobile operating systems, such as Apple Store or Android Google Play Store. It also uses digital media, such as online social media platforms, websites, and search engines over the Internet to broadcast the advertising campaigns. In addition, the company undertakes contracts with YouTuber, KOL, and local celebrities to film introductory gaming videos for broadcast in their personal blogs and social media platforms; offers physical media, including podium platforms with transportation terminals and public venues to broadcast advertising campaigns; and assists clients to plan and prepare their exhibition booths in the animation-comic-game and other offline marketing events. The company was formerly known as Ctrl Group Limited and change its name to TJGC Group Limited in November 2025. TJGC Group Limited was incorporated in 2022 and is based in Hung Hom, Hong Kong.

Forward Looking-Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,”“believe,”“continue,”“could,”“estimate,”“expect,”“intend,”“may,”“plan,”“potential,”“predict,”“project,”“should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the final prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and TJGC specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please contact:

Investor Relations

Ctrl Media Limited

Phone: +852-3107-4887

Email: project@ctrl-media.com